Exhibit 3

COLLIERS INTERNATIONAL GROUP INC.

Management’s Discussion
& Analysis

Year Ended | December 31, 2024

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the year ended December 31, 2024

(in US dollars)

February 13, 2025

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the year ended December 31, 2024, and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2023. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2024, and up to and including February 13, 2025.

Additional information about the Company can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

This MD&A includes references to “internal revenue growth rate”, “Adjusted EBITDA”, “local currency revenue and Adjusted EBITDA growth rate”, “Adjusted EPS”, “free cash flow” and “assets under management (“AUM”)”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the year ended December 31, 2024 were $4.82 billion, an increase of 11% versus the prior year (11% in local currency) with growth across all segments. GAAP diluted net earnings per share were $3.22 as compared to $1.41 in the prior year. Adjusted earnings per share (see “Reconciliation of non-GAAP financial measures” below) were $5.75 relative to $5.35 in the prior year. The increase was primarily attributable to (i) higher operating earnings, (ii) lower interest expense attributable to debt paydown with proceeds from the $300 million bought deal public offering of 2,479,500 subordinate voting shares in February 2024 (the “Offering”), partly offset by higher depreciation expense and the dilutive impact of the Offering. GAAP diluted net earnings per share and adjusted earnings per share for the year ended December 31, 2024 would have been higher by approximately $0.03 and $0.03, respectively, excluding foreign exchange impacts.

In April 2024, the Company acquired its affiliate in Philadelphia, a commercial real estate services firm with 130 professionals in the US mid-Atlantic region providing landlord agency, tenant representation, investment sales brokerage and property management services.

In July 2024, the Company acquired an 89.2% equity interest in Englobe Corporation (“Englobe”), a Canadian multi-discipline engineering, environmental and inspection services firm for a cash purchase price of $450.2 million. Headquartered in Quebec, Englobe’s 2,800 professionals provide civil, buildings, geotechnical, and environmental engineering, material testing and related consulting services to public and private sector clients primarily in the transportation, water, buildings, and power end markets.

In October 2024, the Company completed the acquisitions of controlling interests in (i) Pritchard Francis Consulting Pty Limited, an Australian multi-discipline engineering services firm; (ii) Goodkey, Weedmark & Associates Limited, a Canadian mechanical and electrical engineering services firm; and (iii) TTM Group Pty Limited, an Australian transportation engineering services firm.

In October 2024, Colliers extended the term of the existing management services agreement with Jay S. Hennick, Chairman and CEO, to January 1, 2029. In connection with this extension, Colliers has created a new performance-based long term incentive plan that ties a significant proportion of Mr. Hennick’s total compensation to the achievement of certain market capitalization-based growth targets.

Commencing the third quarter, after the acquisition of Englobe, the Company re-aligned its operating segments to better reflect the nature and operating structure of its three complementary engines – Real Estate Services, Engineering, and Investment Management (see note 2 in our consolidated financial statements). The Real Estate Services segment encompasses the former Americas, EMEA, and Asia Pacific regions, excluding engineering and project management, which are now reported within the new Engineering segment. The Investment Management segment remains unchanged. Comparative periods have been recast to reflect this revised segmentation.

In December 2024, the Company acquired MG2 Corporation, an architecture, strategic planning, design, and program management firm based in Seattle, Washington with approximately 400 employees serving the retail, industrial, mixed-use, residential, food and beverage, and hospitality sectors.

Consolidated Revenues by Line of Service

	Three months ended		Change	Change	Twelve months ended		Change	Change
(in thousands of US$)	December 31		in US$	in LC	December 31		in US$	in LC
(LC = local currency)	2024	2023	%	%	2024	2023	%	%

Leasing	359,364	318,706	13%	14%	1,157,484	1,063,355	9%	9%
Capital Markets	255,705	207,423	23%	25%	765,297	702,472	9%	10%
Outsourcing	328,459	$317,321	4%	4%	1,148,829	1,090,911	5%	6%
Real Estate Services	$943,528	843,450	12%	13%	$3,071,610	$2,856,738	8%	8%

Engineering	$421,361	262,482	61%	61%	$1,237,384	$990,477	25%	25%

Investment Management (1)	$136,616	129,134	6%	6%	$512,593	$487,457	5%	5%

Corporate	112	102	NM	NM	437	469	NM	NM
Total revenues	$1,501,617	$1,235,168	22%	22%	$4,822,024	$4,335,141	11%	11%

(1) Investment Management local currency revenues, excluding pass-through performance fees (carried interest), were up 1% and 2% for the three and twelve-month periods ended December 31, 2024, respectively.

Results of operations – year ended December 31, 2024

For the year ended December 31, 2024, revenues were $4.82 billion, up 11% compared to the prior year (11% in local currency). Internally generated revenues were up 6% led by Real Estate Services. Acquisitions contributed 5% to local currency revenue growth versus the prior year.

Operating earnings for the year ended December 31, 2024 were $389.2 million relative to $300.9 million in the prior year. The operating earnings margin was 8.1% versus 6.9% in the prior year. The increase in margin was attributable to (i) operating leverage from higher revenues; (ii) the favourable impact of recent acquisitions; and (iii) reversal of contingent consideration expense related to recent acquisitions, partly offset by higher operating costs. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $644.2 million, up 8% versus $595.0 million in the prior year. The Adjusted EBITDA margin was 13.4% compared to 13.7% in the prior year period with the decline largely attributable to higher operating costs.

Depreciation expense was $66.2 million relative to $54.6 million in the prior year, with the increase attributable to technology investments and the impact of recent business acquisitions.

Amortization expense was $155.4 million relative to $147.9 million in the prior year, with the increase attributable mainly to the full amortization of short-life intangible assets acquired in recent acquisitions.

Net interest expense was $85.8 million compared to $94.1 million in the prior year with the decrease attributable to lower floating rate debt in our Revolving Credit Facility as a result of paydown from the proceeds from the Offering. The average interest rate on our debt during the period was 4.8%, versus 4.9% in the prior year period.

Consolidated income tax expense for the year ended December 31, 2024 was $74.2 million, relative to $68.1 million in the prior year. The effective tax rate was 23.8% compared to 32.0% in the prior year. Both the current year and prior year’s tax rates were impacted by contingent acquisition consideration associated with an investment in a UK flowthrough entity, on which no tax expense was recognizable.

Net earnings for the year ended December 31, 2024 were $236.9 million compared to $144.7 million in the prior year.

Real Estate Services revenues totalled $3.07 billion, up 8% (8% in local currency) versus $2.86 billion in the prior year. All service lines delivered solid growth with Capital Markets activity rebounding in the second half of the year due to improving macroeconomic conditions, relative to the prior year. Adjusted EBITDA was $333.4 million, up 14% (15% in local currency) compared to $291.7 million in the prior year, with the margin benefitting from service mix as well as operating leverage.

Engineering revenues totalled $1.24 billion, up 25% (25% in local currency) compared to $990.5 million in the prior year driven by the favourable impact of recent acquisitions and internal growth. Adjusted EBITDA was $109.9 million, up 14% (14% in local currency) compared to $96.8 million in the prior year.

Investment Management revenues were $512.6 million, relative to $487.5 million in the prior year, up 5% (5% in local currency) including historical pass-through performance fees of $23.6 million relative to $6.8 million in the prior year. Excluding performance fees, revenue was up 2% (2% in local currency) driven by additional management fees from new investor capital commitments. Adjusted EBITDA was $213.7 million, flat compared to the prior year, with margin impacted by incremental investments in new products and strategies as well as fundraising talent. AUM was $98.9 billion at year-end, up from $98.2 billion as of December 31, 2023.

Unallocated global corporate costs as reported in Adjusted EBITDA were $12.8 million relative to $7.4 million in the prior year from additional claim reserves taken in the Company’s captive insurance operation and higher performance-based incentive compensation.

Selected annual information - last five years
(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2024	2023	2022	2021	2020

Operations
Revenues	$4,822,024	$4,335,141	$4,459,487	$4,089,129	$2,786,857
Operating earnings / (loss)	389,212	300,935	332,496	(131,501)	164,578
Net earnings / (loss)	236,936	144,691	194,544	(237,557)	94,489

Financial position
Total assets	$6,100,617	$5,482,126	$5,098,177	$3,873,730	$3,292,167
Long-term debt	1,508,475	1,502,639	1,439,099	531,054	479,895
Convertible Notes	-	-	226,534	225,214	223,957
Redeemable non-controlling interests	1,152,618	1,072,066	1,079,306	536,903	442,375
Shareholders' equity	1,325,582	850,490	493,374	585,269	586,109

Common share data
Net earnings (loss) per common share:
Basic	3.24	1.43	1.07	(9.09)	1.23
Diluted	3.22	1.41	1.05	(9.09)	1.22

Weighted average common shares outstanding (thousands)
Basic	49,897	45,680	43,409	42,920	39,986
Diluted	50,182	46,274	43,918	42,920	40,179
Cash dividends per common share	$0.30	$0.30	$0.30	$0.20	$0.10

Other data*
Adjusted EBITDA	$644,245	$594,993	$630,525	$544,338	$361,442
Adjusted EPS	5.75	5.35	6.99	6.18	4.18
*See “Reconciliation of non-GAAP financial measures”

Results of operations – fourth quarter ended December 31, 2024

For the quarter ended December 31, 2024, revenues were $1.50 billion, up 22% (22% in local currency), driven by robust growth across all service lines, particularly Engineering and Capital Markets. Consolidated internal revenue growth measured in local currencies was 10% versus the prior year quarter. GAAP operating earnings were $121.4 million as compared to $132.6 million in the prior year quarter. Adjusted EBITDA was $225.3 million relative to $198.4 million in the prior year quarter.

Summary of quarterly results

The following table sets forth our quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any future quarter.

Summary of quarterly results - years ended December 31, 2024, 2023 and 2022
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2024
Revenues	$1,001,980	$1,139,368	$1,179,059	$1,501,617
Operating earnings	43,327	114,748	109,737	121,400
Net earnings	14,136	71,927	69,377	81,496
Basic net earnings per common share	0.26	0.73	0.74	1.49
Diluted net earnings per common share	0.26	0.73	0.73	1.47

Year ended December 31, 2023
Revenues	$965,903	$1,078,038	$1,056,032	$1,235,168
Operating earnings	22,144	75,262	70,899	132,630
Net earnings (loss)	(907)	35,001	29,376	81,221
Basic net earnings (loss) per common share	(0.47)	(0.15)	0.53	1.42
Diluted net earnings (loss) per common share	(0.47)	(0.16)	0.53	1.42

Year ended December 31, 2022
Revenues	$1,000,912	$1,127,846	$1,108,324	$1,222,405
Operating earnings	40,834	103,850	84,030	103,782
Net earnings	21,317	66,731	44,524	61,972
Basic net earnings (loss) per common share	(0.42)	0.70	0.28	0.52
Diluted net earnings (loss) per common share	(0.42)	0.67	0.27	0.51

Other data [1]
Adjusted EBITDA - 2024	$108,695	$155,624	$154,636	$225,290
Adjusted EBITDA - 2023	104,623	147,080	144,912	198,378
Adjusted EBITDA - 2022	121,461	161,313	145,065	202,686
Adjusted EPS - 2024	0.77	1.36	1.32	2.26
Adjusted EPS - 2023	0.86	1.31	1.19	2.00
Adjusted EPS - 2022	1.44	1.84	1.41	2.31
[1] See "Reconciliation of non-GAAP financial measures"

Seasonality and quarterly fluctuations

The Company historically generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Capital Markets operations comprised 16% of consolidated annual revenues for 2024. Variations can be caused by business acquisitions which alter the consolidated service mix.

Outlook for 2025

The Company expects growth in 2025 both internally and from completed acquisitions. On a consolidated basis, high single digit to low-teens percentage revenue growth and low-teens Adjusted EBITDA and Adjusted EPS growth are expected. The outlook reflects currently prevailing foreign exchange rates, which are closely tied to international trade uncertainty.

The financial outlook is based on the Company’s best available information as of the date of this MD&A, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. Continued interest rate volatility and/or lack of credit availability for commercial real estate transactions could materially impact the outlook. The outlook does not include future acquisitions.

Liquidity and capital resources

Net cash provided by operating activities for the year ended December 31, 2024 was $326.0 million, versus $165.7 million in the prior year on higher net earnings and lower working capital usage, particularly lower payments of variable incentive compensation and improved collection of accounts receivable. We believe that cash from operations and other existing resources, including our Revolving Credit Facility, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the year ended December 31, 2024, capital expenditures were $65.1 million (December 31, 2023 - $84.5 million). Capital expenditures for the year ending December 31, 2025 are expected to be between $100-$115 million and expected to be funded by cash on hand.

Net indebtedness is considered a supplementary financial measure and as of December 31, 2024 was $1.33 billion ($1.32 billion as of December 31, 2023). Net indebtedness is calculated as the current and non-current portion of long-term debt (excluding warehouse credit facilities, in accordance with our debt agreements) less cash and cash equivalents. As of December 31, 2024, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA, as defined in our debt agreements, was 2.0x (2.2x as of December 31, 2023), relative to a maximum of 3.5x permitted under our debt agreements. We were in compliance with the covenants contained in our debt agreements as of December 31, 2024 and, based on our outlook for 2025, we expect to remain in compliance with these covenants.

The Company’s Revolving Credit Facility was expanded and extended in November 2024 and matures in November 2029. The Revolving Credit Facility is sustainability-linked and includes pricing adjustments tied to achievements of performance targets over time aligned with Colliers’ Elevate the Built Environment framework available on corporate.colliers.com. These targets include: (i) reducing greenhouse gas emissions consistent with the Science-Based Targets initiative (“SBTi”); (ii) increasing female representation in management roles and (iii) ensuring Colliers-occupied offices obtain the WELL Health-Safety certification. As of July 2024, the Company met a majority of its sustainability targets for 2023 and achieved a three-basis point reduction in the borrowing cost on the Revolving Credit Facility.

Proceeds from the Offering in February 2024 were used to pay down outstanding balances under the Revolving Credit Facility. As of December 31, 2024, the Company had $1.24 billion of unused credit under the Revolving Credit Facility.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

The Company’s accounts receivable facility (the “AR Facility”) (which includes selected US and Canadian trade accounts receivable) with two third-party financial institutions has committed availability of $200 million. In June 2024, the Company renewed its AR Facility for a term extending to December 2025. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility results in a decrease to our borrowing costs. As of December 31, 2024, the Company’s AR Facility was fully drawn.

During 2024, the Company acquired three land assets in the US, infrastructure debt and equity securities in relation to seeding new funds while also divesting three investments from 2023 with a de minimis gain. The Company recorded the corresponding assets and liabilities on the consolidated balance sheet (see note 5 in our consolidated financial statements). We expect to enter into similar transactions from time to time in the future to facilitate the formation of new Investment Management funds.

The Company pays semi-annual dividends in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. On December 3, 2024, the Company’s Board of Directors declared a semi-annual dividend of $0.15 per share to shareholders of record on December 31, 2024, paid on January 14, 2025. Total common share dividends paid by the Company during 2024 were $14.7 million (2023 - $13.5 million).

During the year ended December 31, 2024, the Company invested cash in acquisitions as follows: $517.2 million in acquisition of new businesses, $21.7 million in purchases of redeemable non-controlling interest and $3.5 million in contingent consideration payments. All acquisitions during the period were funded from borrowings on the Revolving Credit Facility and cash on hand (see note 4 in our consolidated financial statements). The Company expects to fund any future acquisitions with borrowings on the Revolving Credit Facility and cash on hand.

As at December 31, 2024, in relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $345.3 million (December 31, 2023 - $404.5 million). Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at December 31, 2024 was $36.7 million (December 31, 2023 - $44.7 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the consolidated balance sheet for the compensatory element of contingent consideration arrangements as at December 31, 2024 was $44.3 million (December 31, 2023 - $90.5 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the relevant contingency periods, which extend to March 2029. We estimate that approximately 72% of the contingent consideration outstanding as of December 31, 2024 will ultimately be paid.

The following table summarizes our contractual obligations as at December 31, 2024:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$1,496,243	$2,376	$2,735	$1,212,535	$278,597
Mortgage warehouse credit facilities	72,642	72,642	-	-	-
Liabilities related to warehouse fund assets
Interest on long-term debt (1)	61,058	11,678	22,921	14,995	11,464
Finance lease obligations	12,232	3,686	6,655	1,890	-
Contingent acquisition consideration (2)	36,695	30,683	962	4,928	122
Operating leases obligations	693,913	119,681	189,259	141,234	243,739
Purchase commitments	56,324	27,290	18,311	3,232	7,491
Co-investment commitments	31,893	31,893	-	-	-
Total contractual obligations	$2,561,446	$386,273	$254,946	$1,378,814	$541,413
(1)

Figures do not include interest payments for borrowings under the Revolving Credit Facility. Assuming the Revolving Credit Facility is held until maturity, using current interest rate, we estimate that we will make $314.3 million of interest payments, $64.0 million of which will be made in the next 12 months.

(2)	Estimated fair value as at December 31, 2024.

As at December 31, 2024, we had commercial commitments totaling $18.6 million comprised of letters of credit outstanding due to expire within one year.

In order to effectively manage our corporate risk and support our global insurance program, we supplement our commercial insurance placements with the use of a wholly-owned captive insurance company to provide support for our professional liability, general liability and employment practices liability programs. The level of risk retained by our captive insurance company varies by coverage. Currently, the captive insures up to $0.75 million per claim with respect to professional liability, $4.0 million per claim with respect to primary professional liability, $5.0 million per claim with respect to excess professional liability, $5.0 million per claim with respect to 2nd excess professional liability, $1.0 million per claim with respect to Australia professional liability, $2.0 million per claim with respect to general liability, $1.5 million per claim with respect to excess liability and $1.0 million per claim with respect to employment practices liability. All limits are inclusive of commercial market self-insured retentions. Liability insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims, validated annually by a third-party actuary. As of December 31, 2024, the captive insurance company has reserves for unpaid claim liabilities of $18.4 million.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 25% to 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $958.6 million as of December 31, 2024 (December 31, 2023 - $943.2 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2024, the RNCI recorded on the balance sheet was $1.15 billion (December 31, 2023 - $1.07 billion). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share and adjusted EPS for the year ended December 31, 2024 would be $0.54 and $0.11, respectively.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified six critical accounting estimates, which are discussed below.

1.

Revenue recognition. We earn revenues from Leasing and Capital Markets brokerage transaction commissions, advisory fees, debt finance fees, property management fees, project management fees, engineering and design fees, loan servicing fees and investment management fees (including carried interest). Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue and whether revenue should be reported on a gross basis or net basis. Changes in judgments could result in a change in the period in which revenues are reported, or in the amounts of revenue and cost of revenue reported.

2.

Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have three reporting units, consistent with our three operating segments. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that would suggest a potential decrease in fair value, the determination of fair value is calculated with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value (see note 2 in our consolidated financial statements).

3.

Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships or forecasted committed capital and assets under management related to asset management contracts, different amounts of intangible assets and related amortization could be reported.

4.

Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

5.

Mortgage servicing rights (“MSRs”). MSRs, or the rights to service mortgage loans for others, result from the sale or securitization of loans originated by the Company and are recognized as intangible assets on the consolidated balance sheet. The Company initially recognizes MSRs based on the fair value of these rights on the date the loans are sold. Subsequent to initial recognition, MSRs are amortized and carried at the lower of amortized cost or fair value. They are amortized in proportion to and over the estimated period that net servicing income is expected to be received based on projections and timing of estimated future net cash flows.

6.

Allowance for credit loss reserves. Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the Fannie Mae Delegated Underwriting and Servicing (“DUS”) Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of December 31, 2024, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $5.6 billion. As at December 31, 2024, the loss reserve was $13.6 million (December 31, 2023 - $12.8 million) and was included within Other liabilities on the consolidated balance sheet.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to certain financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2024	2023	2024	2023

Net earnings	$81,496	$81,221	$236,936	$144,691
Income tax	18,699	29,974	74,177	68,086
Other income, including equity earnings from non-consolidated investments	(1,976)	(912)	(7,680)	(5,919)
Interest expense, net	23,181	22,347	85,779	94,077
Operating earnings	121,400	132,630	389,212	300,935
Loss on disposal of operations	-	-	-	2,282
Depreciation and amortization	65,176	51,087	221,602	202,536
Gains attributable to MSRs	(4,185)	(5,436)	(15,363)	(17,722)
Equity earnings from non-consolidated investments	2,030	707	7,270	5,078
Acquisition-related items	6,410	(6,406)	(27,802)	47,096
Restructuring costs	9,365	15,435	23,285	27,701
Stock-based compensation expense	25,094	10,361	46,041	27,087
Adjusted EBITDA	$225,290	$198,378	$644,245	$594,993

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Similar to GAAP diluted EPS, Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the Adjusted EPS calculation for all periods where the Convertible Notes were outstanding.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2024	2023	2024	2023

Net earnings	$81,496	$81,221	$236,936	$144,691
Non-controlling interest share of earnings	(18,894)	(17,593)	(53,968)	(56,560)
Interest on Convertible Notes	-	-	-	2,861
Loss on disposal of operations	-	-	-	2,282
Amortization of intangible assets	47,666	36,269	155,363	147,928
Gains attributable to MSRs	(4,185)	(5,436)	(15,363)	(17,722)
Acquisition-related items	6,410	(6,406)	(27,802)	47,096
Restructuring costs	9,365	15,435	23,285	27,701
Stock-based compensation expense	25,094	10,361	46,041	27,087
Income tax on adjustments	(24,287)	(13,313)	(50,403)	(48,359)
Non-controlling interest on adjustments	(7,409)	(5,534)	(25,740)	(22,667)
Adjusted net earnings	$115,256	$95,004	$288,349	$254,338

	Three months ended		Twelve months ended
	December 31		December 31
(in US$)	2024	2023	2024	2023

Diluted net earnings per common share(1)	$1.47	$1.42	$3.22	$1.38
Interest on Convertible Notes, net of tax	-	-	-	0.04
Non-controlling interest redemption increment	(0.25)	(0.08)	0.42	0.47
Loss on disposal of operations	-	-	-	0.05
Amortization expense, net of tax	0.50	0.47	1.98	1.92
Gains attributable to MSRs, net of tax	(0.05)	(0.07)	(0.17)	(0.21)
Acquisition-related items	0.08	(0.14)	(0.75)	0.83
Restructuring costs, net of tax	0.14	0.24	0.35	0.43
Stock-based compensation expense, net of tax	0.37	0.16	0.70	0.44
Adjusted EPS	$2.26	$2.00	$5.75	$5.35

Diluted weighted average shares for Adjusted EPS (thousands) (1)	51,036	47,582	50,182	47,504
(1) Amount shown for the year ended December 31, 2023, reflects the "if-converted" method's dilutive impact on the adjusted EPS calculation.

We believe that the presentation of Adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA that is derived from Engineering, Outsourcing and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2024	2023	2024	2023

Net cash provided by operating activities	$215,307	$157,103	$326,009	$165,661
Contingent acquisition consideration paid	250	469	3,357	39,115
Purchase of fixed assets	(19,574)	(24,113)	(65,085)	(84,524)
Cash collections on AR Facility deferred purchase price	35,776	33,106	137,581	124,313
Distributions paid to non-controlling interests	(5,316)	(9,578)	(71,618)	(77,400)
Free cash flow	$226,443	$156,987	$330,244	$167,165

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Recently adopted accounting guidance

Reference Rate Reform

The FASB has issued three ASUs related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the various tenors of the London Interbank Offered Rates (“LIBOR”) being discontinued between December 31, 2021 and June 30, 2023, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. The ASUs provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. In December 2022, FASB issued ASU No. 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, with immediate effect, to defer the sunset date from December 31, 2022 to December 31, 2024, after which the entities will no longer be permitted to apply the relief in Topic 848. The Company has certain debt arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated arrangements subject to rate reform and the options under the ASUs to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures. There was no impact on the Company’s financial statements.

Improvements to Reportable Segment Disclosures

In November 2023, FASB issued ASU No. 2023-07 Improvements to Reportable Segment Disclosures. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an interim and annual basis, primarily through enhanced disclosures about significant segment expenses.

The Company adopted ASU 2023-07 for the year ended December 31, 2024. The financial statement disclosures related to reported operating segments have been enhanced to provide additional details related to the expenses used in evaluating the performance of the segments. In conjunction with the adoption of ASU 2023-07 and the change to the Company’s reportable operating segments in the third quarter (see note 2 in our consolidated financial statements), the Company has changed its previously reported segment profit measure from segment operating earnings to segment Adjusted EBITDA. The change resulted from a reassessment in the fourth quarter of the primary profit measure used by the Company’s Chief Operating Decision Maker when evaluating the performance of the new reportable segments and when making decisions on the allocation of resources. Comparative data in note 26 in our consolidated financial statements has been recast to report segment Adjusted EBITDA as the segment profit measure.

Recently issued accounting guidance, not yet adopted

Improvements to Income Tax Disclosures

In December 2023, FASB issued ASU No. 2023-09 Improvements to Income Tax Disclosures. The amendments in this update encourage transparency in income tax disclosures by requiring consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disclosures. The amendments are effective for annual periods beginning after December 15, 2024 with early adoption permitted and should be applied on a prospective basis, however, retrospective application is permitted. The Company is currently assessing the impacts of this ASU on its disclosures.

Reporting Comprehensive Income – Expense Disaggregation Disclosures

In November 2024, FASB issued ASU No. 2024-03 Expense Disaggregation Disclosures. The amendments in this Update aims to improve disclosures for commonly presented expense captions (such as cost of sales, selling, general and administrative expenses and research and development). The amendments are effective for annual periods beginning after December 15, 2026 with early adoption permitted that must be applied on a prospective basis, however, retrospective application is allowed. The Company is currently assessing the impacts of this ASU on its disclosures.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes.

In July and December 2022, the Company entered into interest rate swap agreements (the “2022 IRS”) to convert SOFR floating interest rates to fixed rates to hedge $150.0 million and $250.0 million of US dollar borrowings under the Revolving Credit Facility at fixed interest rates of 2.8020% and 3.5920%, respectively. In April 2023 and December 2023, the Company entered into a similar swap agreement (the “2023 IRS”) to hedge an additional $100.0 million and $100.0 million of US dollar borrowings under the Revolving Credit Facility at a fixed interest rate of 3.7250% and 4.000%, respectively. The 2022 IRS and 2023 IRS have a maturity of May 27, 2027. The swaps are measured at fair value on the consolidated balance sheet. Gains or losses on the 2022 IRS and 2023 IRS, which are determined to be effective as hedges, are reported in other comprehensive income.

Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Transactions with related parties

As at December 31, 2024, the Company had $2.1 million of loans receivable from shareholders of subsidiaries (December 31, 2023 - $2.8 million). The majority of the loans receivable represent amounts to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 6.0%. These loans are due on demand or mature on various dates up to 2030 but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 49,284,982 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 3,313,050 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2024. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2024.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2024, our internal control over financial reporting was effective.

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management has excluded seven entities - Lanard & Axilbund, LLC, Phase Zero Design Corporation, Englobe Corporation, Pritchard Francis Consulting Pty Limited, Goodkey, Weedmark & Associates Limited, TTM Group Pty Limited, and MG2 Corporation - acquired by the Company during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2024. The total assets and total revenues of the seven majority-owned entities represent 3.8% and 4.5%, respectively of the related consolidated financial statement amounts as at and for the year ended December 31, 2024.

Legal proceedings

There are no legal proceedings to which Colliers is a party to, or in respect of which, any of the property of Colliers is the subject of, which is or was material to Colliers during 2024, and Colliers is not aware of any such legal proceedings that are contemplated. In the normal course of operations, Colliers is subject to routine immaterial claims and litigation incidental to its business. Litigation currently pending or threatened against Colliers includes disputes with former employees and commercial liability claims related to services provided by Colliers. Colliers believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

●

Economic conditions, especially as they relate to rising interest rates, commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.

●	Rising inflation and its impact on compensation costs, hiring and retention of talent, and the Company’s ability to recover costs from our clients.
●

Political conditions, including political instability, any outbreak or escalation of hostilities, elections, referenda, trade policy changes, immigration policy changes and terrorism and the impact thereof on our business.

●	Commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for transactions.
●	The effect of significant movements in average capitalization rates across different property types.
●	A change in or loss of our relationship with US government agencies.
●	Defaults by borrowers on loans originated under the Fannie Mae DUS Program.
●	A reduction by clients in their reliance on outsourcing for their commercial real estate needs.
●	Competition in the markets served by the Company.
●	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
●	A decline in our ability to fundraise in our Investment Management operations, or an increase in redemptions from our perpetual funds and separately managed accounts.
●	A decline in our ability to attract, recruit and retain talent.
●	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
●	The effect of increases in interest rates on our cost of borrowing.
●	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
●	Changes in the frequency or severity of insurance incidents relative to our historical experience.
●	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses.
●	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
●	Disruptions, cyber attacks or security failures in our information technology systems, and our ability to recover from such incidents.
●

The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.

●	Changes in climate and environment-related policies that directly impact our businesses.
●	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.